EXHIBIT 99.1

Addex Receives Additional $2.8 million from Indivior and Extends GABAB PAM Research Collaboration

Geneva, Switzerland, November 2, 2020 - Addex Therapeutics Ltd (SIX and Nasdaq: ADXN), a leading company pioneering allosteric modulation-based drug discovery and development, today announced that the research term of the agreement signed with Indivior PLC (LON: INDV) in January 2018 has been extended until June 30, 2021. The collaboration with Indivior covers the discovery of novel oral gamma-aminobutyric acid receptor subtype B (GABAB) positive allosteric modulator (PAM) compounds as potential therapies for multiple disease areas. As part of the amended agreement, Indivior has agreed to pay Addex $2.8 million in research funding and expand the therapeutic areas where Addex has exclusivity to develop retained compounds.

“The extension of our research collaboration and the additional funding from Indivior is a clear recognition of the potential of our allosteric modulator discovery platform and the significant achievements of our drug discovery team,” said Tim Dyer, CEO of Addex. “Indivior is a world leader in the development of addiction medication and strongly committed to GABAB PAM as a potential treatment for addiction including alcohol use disorder.”

“Although 200 health conditions have been linked to harmful alcohol use,1 there are few pharmacotherapies for alcohol use disorder (AUD) – their efﬁcacy and uptake in clinical practice are limited, and patient acceptance is minimal. We are, therefore, very pleased to expand our partnership with Addex Therapeutics to discover and profile new potent and selective GABAB PAMs and provide a new class of medications that has the potential to achieve therapeutic benefits in patients suffering from AUD,” said Christian Heidbreder, Chief Scientific Officer of Indivior.

“Due to the extensive validation of GABAB activation with baclofen, we believe a novel, orally available GABAB PAM could provide significant benefits to patients in many therapeutics areas,” said Jean-Philippe Rocher, Co-Head of Discovery. “We have advanced multiple novel chemical series’ to late stages of lead optimization and we look forward to rapidly delivering first-in-class compounds for Indivior to advance into clinical development.”

Under the terms of the original agreement signed with Indivior in January 2018, Addex received a $5 million upfront payment and has since received $5.6 million research funding. Addex is eligible to receive up to $330 million of development, regulatory and commercialization milestones as well as tiered royalties up to teen double-digit. In addition, Addex has the right to retain certain compounds and pursue their development for reserved indications outside addiction, including for the treatment of Charcot-Marie-Tooth type 1a (CMT1A) neuropathy, a rare inherited disorder that affects peripheral nerves. Addex has discovered novel GABAB PAMs and has made significant progress in optimization of potential drug candidates. Addex expects to enter clinical candidate selection phase by end of 2020 and deliver drug candidates for IND enabling studies by the end of 2021 for both Indivior and for its in-house CMT1A program.

About GABAB Activation with PAM

Activation of the GABAB receptor, a Family C class of GPCR, is clinically and commercially validated by the generic GABAB receptor agonist, baclofen which is marketed for spasticity and some spinal cord injuries. In addition, baclofen is used off label for a number of disease areas including AUD and overactive bladder, however, its use is limited due to a variety of side effects and rapid clearance of the drug. Unlike GABAB orthosteric agonists such as baclofen, GABAB PAM only act when the natural ligand (GABA) activates the receptor, and therefore respect the physiological cycle of activation. Consequently, its been demonstrated that PAMs are less prone to tolerance and therefore could produce less adverse effects than direct agonists (May and Christopoulos 2003; Langmead and Christopoulos 2006; Perdona et al. 2011; Urwyler 2011; Gjoni et al., 2008; Ahnaou et al., 2015).

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is scheduled to enter a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). In parallel, dipraglurant's therapeutic use in dystonia is being investigated in preclinical models. Addex's second clinical program ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is scheduled to enter a Phase 2a proof of concept clinical study for the treatment of epilepsy. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements
Certain statements made in this announcement are forward-looking statements including with respect to the timing of candidate selection and delivery of drug candidates under the Indivior agreement and for its in-house CMT1A program. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including clinical and regulatory developments and the impact of the COVID-19 pandemic. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

1 Global status report on alcohol and health 2018. Geneva: World Health Organization; 2018. Licence: CC BY-NC-SA 3.0 IGO